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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                                Pharmhouse Corp.
                                (Name of Issuer)


                          Common Stock, Par Value $.01
                         (Title of Class of Securities)


                                  717137103
                      (CUSIP Number of Class of Securities)


                                 Patricia Renda
                           WisdomTree Associates, L.P.
                            1633 Broadway, 38th Floor
                            New York, New York 10019
                                 (212) 843-2782
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                 Roger D. Blanc
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                  May 29, 1996
                          (Date of Event which Requires
                            Filing of this Schedule)

             If the filing person has previously filed a statement on
    Schedule 13G to report the acquisition which is the subject of this
    Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

    Check the following box if a fee is being paid with this statement:  |_|



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                                  SCHEDULE 13D



CUSIP No.  717137103


 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Capital Management, Inc.      I.D. #13-3729429

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)  [ ]
                                                           (b)  [X]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     AF

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             176,000 shares of Common Stock
  OWNED BY
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         176,000 shares of Common Stock


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     176,000 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.90%

14   TYPE OF REPORTING PERSON*

     CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D



CUSIP No.  737137103



 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Associates, L.P.               I.D. #13-3729430

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [ ]
                                                      (b) [X]


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     WC

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             176,000 shares of Common Stock
  OWNED BY
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         176,000 shares of Common Stock



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     176,000 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.90%

14   TYPE OF REPORTING PERSON*

     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP No.  737137103




 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jonathan L. Steinberg                                I.D. ####-##-####

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)  [ ]
                                                      (b)  [X]

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     AF

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                  7      SOLE VOTING POWER

                         0 shares of Common Stock

  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             176,000 shares of Common Stock
  OWNED BY
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             0 shares of Common Stock

                  10     SHARED DISPOSITIVE POWER

                         176,000 shares of Common Stock


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     176,000 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*   [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.90%

14   TYPE OF REPORTING PERSON*

     IN



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Amendment No. 1, dated June 10, 1996, to the Schedule 13, dated May 13, 1996 (the "Schedule 13D"), filed on behalf of WisdomTree Associates, L.P. (the "Partnership"), WisdomTree Capital Management, Inc. (the "General Partner") and Jonathan L. Steinberg ("Mr. Steinberg" and collectively, the "Reporting Entities"), relates to the Common Stock, par value $0.01 per share (the "Common Stock") of Pharmhouse Corp., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 is hereby amended and restated as set forth below:

                  The 176,000 shares of Common Stock of the Company acquired by the Partnership were acquired in brokered transactions for an aggregate purchase price of $748,300.20 (the "Partnership Shares"). The source of funds for the Partnership Shares was investment capital contributed by the Partnership.

Item 5.  Interest in Securities of the Issuer.

                  Item 5 is hereby amended and restated as set forth below:

                   (a) As of June 7, 1996, each of the Reporting Entities beneficially owned a total of 176,000 shares of the Common Stock of the Company, constituting 7.90% of the shares of Common Stock then outstanding, based on 2,228,978 shares of

Common Stock outstanding as disclosed in the Company's annual report on Form 10-K for the year ended February 3, 1996. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg, beneficially owns any shares of the Common Stock of the Company, except pursuant to their interests in the Partnership and the General Partner.

                   (b) The Reporting Entities and Russell Anmuth, a Vice President of the General Partner and co-manager of the Partnership, share voting and dispositive power with respect to the Partnership Shares. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg and Mr. Anmuth, have any voting or dispositive power with respect to the Partnership Shares.

                   (c) Information concerning transactions in the Common Stock effected by the Reporting Entities during the past 60 days is set forth in Schedule B hereto and is incorporated by reference. Except as set forth in Schedule B, no transactions in the Common Stock have been effected by any of the Reporting Entities or, to the best of the knowledge of the Reporting Entities, by any of the persons identified in Schedule A, during the past 60 days.

                   (d)  Not applicable.

                   (e)  Not applicable.

                                   SCHEDULE A


         The following table sets forth the name and principal employment of each of the officers and directors of WisdomTree Capital Management, Inc. and Individual Investor Group, Inc., as well as the business address of each director of such entities not employed by such entities.


WisdomTree Capital
Management, Inc.             Position
- ------------------           --------

Jonathan L. Steinberg        Chairman, Chief Executive Officer, Treasurer and
                             Director

Robert Schmidt               President and Director

Scot Rosenblum               Vice President, Secretary and Director

Russell Anmuth               Vice President


Individual Investor
Group, Inc.                  Position
- -------------------          --------

Jonathan L. Steinberg        Chairman, Chief Executive Officer and Director

Robert Schmidt               President, Chief Operating Officer and Director

Scot Rosenblum               Vice President, Secretary and Director

Henry Clark                  Controller and Assistant
                             Secretary

Peter M. Ziemba              Assistant Secretary

Bruce Sokoloff               Director; Executive Vice President,
                             Reliance Group Holdings, Inc., 55 East 52nd
                             Street, New York, New York 10055

                                   SCHEDULE B


The Partnership
- ---------------

1. On May 8, 1996, the Partnership purchased 1,500 shares of Common Stock of the Company in brokered transactions at a price of $4.26 per share.

2. On May 13, 1996, the Partnership purchased 3,000 shares of Common Stock of the Company in brokered transactions at a price of $5.07 per share.

3. On May 16, 1996, the Partnership purchased 4,000 shares of Common Stock of the Company in brokered transactions at a price of $4.90 per share.

4. On May 17, 1996, the Partnership purchased 2,000 shares of Common Stock of the Company in brokered transactions at a price of $4.82 per share.

5. On May 21, 1996, the Partnership purchased 5,000 shares of Common Stock of the Company in brokered transactions at a price of $4.69 per share.

6. On May 28, 1996, the Partnership purchased 5,000 shares of Common Stock of the Company in brokered transactions at a price of $4.19 per share.

7. On May 29, 1996, the Partnership purchased 7,000 shares of Common Stock of the Company in brokered transactions at a price of $4.36 per share.

8. On May 30, 1996, the Partnership purchased 8,000 shares of Common Stock of the Company in brokered transactions at a price of $4.32 per share.

9. On June 4, 1996, the Partnership purchased 10,500 shares of Common Stock of the Company in brokered transactions at a price of $4.50 per share.

                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: June 10, 1996                WISDOMTREE ASSOCIATES, L.P.

                                    By: WisdomTree Capital
                                        Management, Inc.,
                                        General Partner



                                    By:/s/ Scot A. Rosenblum
                                    Name:  Scot A. Rosenblum
                                    Title: Vice President



Dated: June 10, 1996                WISDOMTREE CAPITAL
                                    MANAGEMENT, INC.



                                    By:/s/ Scot A. Rosenblum
                                    Name:  Scot A. Rosenblum
                                    Title: Vice President



Dated: June 10, 1996                By:/s/ Jonathan L. Steinberg
                                           Jonathan L. Steinberg